Exhibit 3.1

AMENDMENT TO AMENDED AND RESTATED BYLAWS

The Amended and Restated Bylaws are hereby amended to include the following Section 10 immediately following Section 9:

Section 10 - Exclusive Forum

Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 10.